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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1
                            ------------------------

                           THE INTERLAKE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                      GKN NORTH AMERICA MANUFACTURING INC.
                                      AND

                         GKN NORTH AMERICA INCORPORATED
                                      AND

                                    GKN PLC
                                   (BIDDERS)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                                      AND
       SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASSES OF SECURITIES)
                            ------------------------

                            458702107 (COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               SEIFOLLAH GHASEMI
                      GKN NORTH AMERICA MANUFACTURING INC.
                             3300 UNIVERSITY DRIVE
                          AUBURN HILLS, MI 48326-2362
                                 (248) 371-0802
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:
                              BONNIE GREAVES, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 848-4000
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     GKN plc, a company publicly traded in the United Kingdom and incorporated in England ("GKN"), and its indirect wholly owned subsidiaries, GKN North America Incorporated, a Delaware Corporation ("Parent"), and GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 10, 1998 with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights issued pursuant to that certain Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of The Interlake Corporation, a Delaware corporation (the "Company"), at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares"), of the Company, at a price per Series A Share of $1,980.87, net to the seller in cash, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(c) is hereby amended and supplemented by the following:

          (c) On December 23, 1998, GKN received a request for additional information (a "Second Request") from the Antitrust Division of the Department of Justice with respect to the Offer. Accordingly, unless earlier terminated, the Hart-Scott-Rodino Act waiting period, which was originally scheduled to expire at 11:59 p.m., New York City time, on December 23, 1998, will be extended and will now expire at 11:59 p.m., New York City time, on the tenth calendar day after the date that GKN substantially complies with the Second Request. On December 24, 1998, GKN issued a press release that announced the receipt of the Second Request. A copy of the press release issued by GKN on December 24, 1998 is filed herewith as Exhibit (a)(12) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

        Exhibit (a)(12) Press release issued by GKN on December 24, 1998.

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GKN plc

                                          By: /s/ DAVID J. TURNER
                                            ------------------------------------
                                            Name: David J. Turner
                                            Title: Finance Director

Dated: December 24, 1998

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GKN NORTH AMERICA
                                          INCORPORATED

                                          By: /s/ GREY DENHAM
                                            ------------------------------------
                                            Name: Grey Denham
                                            Title: President

Dated: December 24, 1998

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GKN NORTH AMERICA
                                          MANUFACTURING INC.

                                          By: /s/ SEIFOLLAH GHASEMI
                                            ------------------------------------
                                            Name: Seifollah Ghasemi
                                            Title: Vice President

Dated: December 24, 1998

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